

May 18, 2012

<u>Via E-mail</u>
Martin E. Franklin
President
Justice Delaware Holdco Inc.
1114 Avenue of the Americas, 41st Floor
New York, NY 10036

   Re: Justice Delaware Holdco Inc.
      Registration Statement on Form S-1
      Filed May 9, 2012
      File No. 333-181261

Dear Mr. Franklin:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that shares of the company's common stock will be distributed by Justice to the holders of its ordinary shares. Please identify Justice as an underwriter in connection with this distribution or tell us why you believe Justice is not an underwriter under Section 2(a)(11) of the Securities Act.

<u>Prospectus Cover Page</u>

2. Please revise to include the amount of securities to be distributed pursuant to Item 501(b)(2) of Regulation S-K.

3. We note the disclaimer at the bottom of the cover page that the prospectus "does not constitute an offer to sell or the solicitation of an offer to buy any securities." Please remove this disclaimer or tell us why you believe it is appropriate.

Prospectus Summary, page 1

Overview, page 1

4. We note that you have not cited to the sources of the industry data contained in your prospectus. For example, please provide the basis for your statement that you are the "world's second largest fast food hamburger restaurant, or FFHR, chain as measured by the total number of restaurants" and your statement that "[you] have a higher percentage of franchise restaurants to Company restaurants than [your] major competitors in the FFHR category" on page 1.

5. You state that approximately 90% of your current restaurants are franchised. You also state that you are aggressively pursuing refranchising opportunities. Please revise to clarify, if true, that your goal is to approach a 100% franchised business.

Our Business Strategy, page 1

6. Please revise to state that it is your belief that your cooking platform makes "better tasting burgers."

Summary of the Distribution, page 4

7. You state that holders of Justice ordinary shares and Justice's founders will hold approximately 29% of the shares of the company's common stock after the merger. Please revise to break down the percentage ownership between the Justice ordinary shareholders and the Justice founders.

Questions and Answers about the Company and the Transactions, page 6

The Transactions, page 10

8. Please consider including a graphic presentation depicting the ownership interests of the Justice shareholders before and after the transactions.

Representations and Warranties Contained in the Agreement, page 13

9. We note the statement that "information concerning the subject matter of the representations and warranties may have changed . . . which subsequent information may or may not be fully reflected herein." Please confirm your understanding that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make statements included in the prospectus not misleading.

Risk Factors, page 14

Increases in the cost of food, paper products and energy could harm our profitability, page 23

10. Please quantify the dollar and percentage impact that higher food and commodity prices have had on your restaurant margins.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 43

11. You combine predecessor and successor periods during your discussion and analysis of operating results. However, due to the change in basis arising from the application of acquisition method accounting, the successor financial statements and ongoing operations are not comparable with prior period financial statements and operations of the predecessor.   In this regard, we believe it would be inappropriate to merely combine and discuss the predecessor and successor periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X.

Business, page 79

Our Business Strategy, page 79

12. Please explain in greater detail your field team structure and discuss how the field optimization project has and is expected to improve restaurant operations and restaurant margins. In addition, please revise your prospectus summary section to include a brief summary of your revised disclosure.

13. Please discuss in greater detail cost management initiatives, other than the field optimization project, that you expect to undertake to improve profitability. In addition, please explain in greater detail how you work with franchisees to improve profitability system wide.

Restaurant Design and Image, page 83

14. Please disclose the anticipated timeframe for the completion of remodels by those franchisees that have committed to remodel, the consequences, if any, to franchisees who fail to fulfill their commitment, and the approximate number of U.S. franchised restaurants that have not been remodeled or are not committed to be remodeled.

Advertising and Promotion, page 84

15. Please revise to identify the "broader consumer base" that you are targeting.

Supply and Distribution, page 84

16. Please name the four distributors that you reference in the third paragraph, the loss of any one of whom "would likely adversely affect" your business.

17. Please quantify the termination fees you would be obligated to pay in the event of termination of your long-term exclusive contracts with soft drink vendors.

Directors and Executive Officers, page 90

18. Please revise to include consents for the persons that are to become directors at the completion of the merger. Please refer to Securities Act Rule 438.

19. Please revise the biographies of your directors to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 96

Compensation Discussion and Analysis, page 96

Annual Cash Incentive Program, page 98

20. Please quantify the "individual achievement" percentage for each of the named executive officers for 2011. Consider, for example, including a chart similar to the formula chart on page 98 in which you quantify the 2011 bonus payout for each individual along with the actual formula inputs, including target bonus, achievement percentage (both business and individual) and the global multiplier.

Corporate Governance, page 93

21. Please revise to add disclosure regarding director independence pursuant to Item 407(a) of Regulation S-K.

Description of Capital Stock, page 123

22. You qualify your discussion of your capital stock by reference to "provisions of applicable law." It is inappropriate to qualify a discussion by reference to information that is not included in the registration statement or filed as an exhibit. Please revise accordingly.

Common Stock, page 123

23. Please revise to remove the statement that all of the outstanding shares of your common stock are "validly issued, fully paid and non-assessable" as these are legal conclusions that the company is not qualified to make. Alternatively, please attribute this statement to counsel and file counsel's consent to be named in this section.

Certain U.S. Federal Income Tax Consequences, page 129

24. It appears that the tax consequences discussed in this section would be material to an investor. Please file a tax opinion in accordance with Item 601(b)(8) of Regulation S-K. In that regard, please refer to Staff Legal Bulletin No. 19 for guidance regarding tax opinions.

25. We note that this discussion does not address the tax consequences of the Merger. Please revise to include the Merger in the discussion and the tax opinion or tell us why you believe such a discussion is not material in this context.

26. Please tell us why this discussion does not address tax consequences applicable to a person that owns 10% or more of Justice voting stock.

27. We note the use of the term "certain" in the heading and elsewhere in this section. Please revise throughout this section and the paragraphs describing this section on pages 5, 8 and 13 to clarify that all material tax consequences have been discussed.

28. Please remove the disclaimers that the discussion "is for informational purposes only" in the third full paragraph on page 130 and this section "is of a general nature only" from the last paragraph on page 137.

Indemnification of Officers and Directors, page II-1

29. We note your disclosure on page II-2 that the business combination agreement requires you to provide your directors and officers with rights to indemnification against certain liabilities. Please revise to address the general effect of the indemnification rights.

Other

30. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

31. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or David R. Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc (Via E-mail):   Joshua N. Korff
                     Kirkland & Ellis LLP